Rec'd 12/31/03



03051557

S... TES
...EXCHANGE COMMISSION
Washington, D.C. 20549

VF 1-16-04

DEC 31 2003

30 1-21-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Professional Execution, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, 6th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Pliskin (312) 294-2227
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Phil Pliskin, affirm that to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of TD Professional Execution, Inc (the Company) as of October 31, 2003, is true and correct. I further affirm that neither the Company nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Phil Pliskin
Chief Operating Officer



Notary Public


"OFFICIAL SEAL"
PATRICK G. SPIROFF
Notary Public, State of Illinois
My Commission Expires 10/21/05

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- ( ) (c) Statement of Operations
- ( ) (d) Statement of Cash Flows
- ( ) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

- ( ) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ( ) (l) An Oath or Affirmation
- ( ) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

TD Professional Execution, Inc.

October 31, 2003
with Report of Independent Auditors

0312-0496646

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2003

Contents

Report of Independent Auditors

The Stockholder
TD Professional Execution, Inc.

We have audited the accompanying statement of financial condition of TD Professional Execution, Inc. as of October 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Professional Execution, Inc. at October 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
December 10, 2003

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2003

Assets	
Cash	$ 156,143
Receivable from clearing broker	7,432,510
Equity securities owned	64
Floor brokerage receivables	867,459
Deferred tax asset	225,556
Derivative contracts	7,490
Other assets	40,100
Total assets	$8,729,322
Liabilities and stockholder's equity	
Equity securities sold, not yet purchased	$ 20,988
Derivative contracts	5,938
Accounts payable and other liabilities	506,062
Pension and post retirement benefit obligations	218,926
Due to parent	500,426
Total liabilities	1,252,340
Stockholder's equity	7,476,982
Total liabilities and stockholder's equity	$8,729,322

See accompanying notes.

1. Organization and Significant Accounting Policies

Nature of Operations

TD Professional Execution, Inc. (TDPE or the Company) was organized under the laws of the state of Illinois on September 3, 1993. On March 1, 2002, TD Securities (USA) Inc. (the Parent) acquired Rom-Bo Trading Company, an options execution firm, for approximately $12.6 million and renamed it TD Professional Execution. TD Securities (USA) Inc. is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank). The Company is economically and financially dependent on its parent and TD Bank.

The Company operates as a broker-dealer in U.S. options. The Company's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at market value. Market value is based on listed market prices. Equity securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

Fair Value of Financial Instruments

Equity securities owned and equity securities sold, not yet purchased are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include cash and receivable from clearing broker.

1. Organization and Significant Accounting Policies (continued)

Receivable from and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow on an uncommitted basis against its proprietary securities positions subject to collateral maintenance requirements.

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing agreement, Toronto Dominion Holdings (U.S.A.), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses the Parent based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. The Company files separate state and local income tax returns. To the extent the Company incurs current year losses, other members within the consolidated group compensate it for use of its current year losses.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes."

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Goodwill

On May 1, 2002, the Company acquired Botta Plus ("Botta"), a division of Botta Capital Management, L.L.C., for $800,000. In connection with the acquisition of Botta, the Company recorded $696,241 of goodwill. This group is the marketing division of the Company.

2. Restructuring and Other Similar Costs

In April 2003, the Company announced a restructuring of its business. Volume and margin declines have had a significantly negative impact on the business. Consequently, it was determined that it was necessary to shift its strategy and focus solely on equities and equity option executions. As a result, the Company reviewed the value of goodwill assigned to its business and determined that an impairment in value existed and consequently a goodwill impairment charge of $696,241 was recognized in the statement of operations. Additionally, the Company recognized a total of $74,509 of restructuring costs relating to severance and employee support costs. The $74,509 in severance and employee support costs reflects the cost of eliminating approximately 7 positions. There is no remaining unutilized balance of restructuring costs at October 31, 2003 in the statement of financial condition.

3. Agreement With Clearing Broker

The Company conducts business primarily with one clearing broker that is a member of a major securities exchange. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. A significant portion of assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts receivable from this broker.

4. Benefit Plans

TD Bank sponsors a noncontributory defined-benefit pension plan, which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

TD Bank provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

5. Transactions With Affiliates

Pursuant to a technology service agreement with an affiliate, Edge Trading Systems, LLC (Edge), Edge provides technology support services to the Company.

Due to Parent represents an overallocation of intercompany tax expense paid to the Company, which will be reimbursed to the Parent.

The Company has guaranteed a portion of a receivable in dispute from one of Edge's unrelated customers. In the event that this receivable is not recovered by Edge, the Company will pay to Edge, along with another Affiliate, its proportionate share of such shortfall amount.

The majority of floor brokerage and execution revenues are earned from affiliates.

The Company shares certain facilities with affiliates and is allocated costs for these services. The most significant of these costs is for occupancy wherein the Company paid $55,514 to its affiliate.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2003,

the Company had net capital, as defined, of $6,555,179, which was $6,305,179 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

7. Income Taxes

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes.

7. Income Taxes (continued)

In accordance with FAS 109, the Company has a deferred tax asset relating primarily to the Company's pension plan and goodwill impairment/amortization. The Company recognizes the federal deferred tax benefit associated with such temporary differences as a deferred tax asset on its Consolidated Statement of Financial Condition. The Company has not recorded an associated valuation allowance because the Company is more likely than not to realize benefit from the deferred tax asset.